UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 23, 2020, Medigus Ltd. (the “Company”) entered into and consummated a Side Letter Agreement with its subsidiary, ScoutCam Inc. (“ScoutCam”), whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the date hereof is $381,136, into (a) 787,471 shares of ScoutCam’s common stock, par value $0.001 per share (the “Common Stock”), (b) warrants to purchase 393,736 shares of Common Stock with an exercise price of $0.595, and (c) warrants to purchase 787,471 shares of Common Stock with an exercise price of $0.893.

Accordingly, on June 24, 2020, the Company issued a press release titled: “Medigus Increases Holdings in ScoutCam.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Increases Holdings in ScoutCam.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 24, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer